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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                               SNOWBALL.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  83335R 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)
          [_] Rule 13d-1(c)
          [X] Rule 13d-1(d)










*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 83335R 10 2                 13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Mark Jung

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            3,317,032

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          110,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,317,032

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          110,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,427,032

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)                                            [_]
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IN

------------------------------------------------------------------------------
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  CUSIP NO. 83335R 10 2                 13G                PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

Item 1.

          (a)  Name of Issuer:
               --------------
               Snowball.com, Inc.

          (b)  Address of Issuer's Principal Executive Offices:
               -----------------------------------------------
               3240 Bayshore Drive
               Brisbane, CA 94005

Item 2.

          (a)  Name of Person Filing:
               ---------------------
               Mark A. Jung

          (b)  Address of Principal Business Office:
               ------------------------------------
               c/o Snowball.com, Inc.
               3240 Bayshore Drive
               Brisbane, CA 94005

          (c)  Citizenship:
               -----------
               United States

          (d)  Title of Class of Securities:
               ----------------------------
               Common Stock

          (e)  CUSIP Number:
               ------------
               83335R 10 2

Item 3.   Not Applicable

Item 4.   Ownership.

          (a)  Amount beneficially owned:        3,427,032
               --------------------------
               Mark A. Jung, the reporting person, owns 2,917,032 shares of Common Stock directly, 947,822 shares of Common Stock which were subject to the Company's right of repurchase as of December 31, 2000. Mr. Jung also owns the option to purchase 400,000 shares of the Company's Common Stock. Mr. Jung is also the trustee of (i) the Mark Jung Annuity Trust, the record holder of 100,000 shares of Common Stock, and (ii) Jung-Murdock Children's Trust U/A 11/23/93, Susan Murdock TTEE, the record holder of 10,000 shares of Common Stock. Mr. Jung disclaims beneficial ownership of the shares held by the Mark Jung Annuity Trust and the Jung-Murdock Children's Trust U/A 11/23/93, Susan Murdock TTEE, except to the extent of his pecuniary interest therein.

          (b)  Percent of class:         9.1%
               -----------------

          (c)  Number of shares as to which the person has:
               --------------------------------------------

               (i)     Sole power to vote or to direct the vote:  3,317,032
               (ii)    Shared power to vote or to direct the vote: 110,000
               (iii)   Sole power to dispose or to direct the disposition of:
                       3,317,032
               (iv)    Shared power to dispose or to direct the disposition of:
                       110,000
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  CUSIP NO. 83335R 10 2                 13G                PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------


Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certifications.

          Not Applicable
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  CUSIP NO. 83335R 10 2                 13G                PAGE 5 OF 5 PAGES
-----------------------                                  ---------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 14, 2001           By: /s/ Mark A. Jung
                                       ----------------------------------------
                                       Mark A. Jung